Exhibit 15

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cellcom Israel Ltd:

We consent to the incorporation by reference in the registration statements (No. 333-141639 and No. 333-184955) on Form S-8 of Cellcom Israel Ltd. (“the Company”) of our report dated March 15, 2015, with respect to the consolidated statements of financial position of the Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 20-F of the Company.

Somekh Chaikin

Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel

March 15, 2015